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                                   APPENDIX B
                               INITIAL CCAA ORDER

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                                    APPENDIX B
                                                       Court File No. 02-CL-4715
                                INITIAL CCAA ORDER
[SUPERIOR COURT SEAL]                ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

THE HONOURABLE MR.                          )              TUESDAY, THE 15TH DAY
                                            )
JUSTICE FARLEY                              )                   OF OCTOBER, 2002

          IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

          AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER
          US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.

                                                                      APPLICANTS

                       AMENDED AND RESTATED INITIAL ORDER

     THIS APPLICATION made by the Applicants for an Order in the form attached as Schedule "A" to the Notice of Application herein was heard on this day at Toronto.

     ON READING the Affidavit of David Lazzarato sworn October 14, 2002, (the "Lazzarato Affidavit") and the Consent of KPMG Inc., as filed, as proposed monitor of the Applicants (the "Monitor"), as required by the Companies' Creditors Arrangement Act R.S.C 1985, c. C-36 as amended (the "CCAA") and on hearing the submissions of counsel for the Applicants, KPMG Inc. in its capacity as Monitor, the informal committee of noteholders' (the "Noteholders' Committee"), AT&T Corp., and the board of directors of AT&T Canada Inc., and on hearing counsel for the Applicants undertaking to commence this proceeding forthwith.


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SERVICE

1. THIS COURT ORDERS that the time for service of the Notice of Application and the Application Record is hereby abridged so that the Application is properly returnable today, and, further, that any requirement for service of the Notice of Application and of the Application Record upon any interested party is hereby dispensed with.

APPLICATION

2. THIS COURT ORDERS AND DECLARES that the Applicants are companies to which the CCAA applies.

COMEBACK DATE

3. THIS COURT ORDERS that the Applicants shall bring a motion returnable on October 23, 2002 (the "Comeback Date") to deal with any matters arising out of the issuance of this Initial Order. Further, any interested party who wishes to seek an amendment to this Initial Order shall make their motion returnable on the Comeback Date on notice to the Applicants, the Monitor and the service list maintained by the Applicants' counsel.

POSSESSION OF PROPERTY AND OPERATIONS

4. THIS COURT ORDERS that the Applicants shall remain in possession and control of their properties, assets and undertakings and any proceeds thereof (collectively the "Property"), and may continue to carry on their businesses (the "Business") in a manner consistent with the preservation of the Property and shall be authorized and empowered to continue to retain and employ the agents, advisors, contractors, servants, solicitors, U.S. attorneys and other assistants, consultants and valuators currently in their employ, with liberty to retain such further agents, advisors, contractors, servants, solicitors, U.S. attorneys, assistants, consultants and valuators including, without limitation, those who were formerly, are now or may in the future be retained, employed or paid by any of the Applicants or any person, firm, corporation or other entity related to or affiliated with any of the Applicants, as they deem reasonably necessary or desirable in the ordinary course of business or in respect of the plan of arrangement or compromise as may be proposed by the Applicants pursuant to the CCAA (the "Plan") or the carrying out of the terms of this Order, or otherwise.


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5.   THIS COURT ORDERS that, in respect of the cash management services described in the Lazzarato Affidavit, the Applicants may retain existing banking relationships or open one or more new accounts and any bank providing the cash management services to the Applicants and their affiliates shall not be under any obligation whatsoever to inquire into the propriety, validity or legality of the use or application by the Applicants of funds transferred, paid, collected or otherwise dealt with, but shall be entitled to provide the cash management services without any liability, whether statutory, contractual, trust, proprietary or otherwise, in respect thereof to any person, corporation or other entity whatsoever, other than the Applicants, pursuant to the terms of the documentation applicable to such services, and shall be, in its capacity as provider of cash management services, an unaffected creditor under the Plan with regard to any claims or expenses it may suffer or incur in connection with the provision of such services, provided however, that in carrying out its cash management functions such bank or banks shall not be entitled to exercise any right of set off, combination of accounts or netting of accounts except with the written approval of all affected account holders or leave of this Honourable Court obtained on seven (7) days notice to the Applicants and the Monitor.

6. THIS COURT ORDERS that, after the date hereof and except as otherwise provided to the contrary herein, the Applicants shall be entitled to pay reasonable expenses incurred by any of the Applicants in carrying on the Business in the ordinary course and in carrying out the provisions of this Order, which expenses, pending any further order of this Court, include, without limitation, payment of:

     (a) expenses and capital expenditures reasonably necessary for the operation of the Business in the ordinary course and for the preservation and protection of the Property including, without limitation, payments on account of insurance, maintenance and security, and continuing advances to any members of the AT&T Canada Group (as defined in the Lazzarato Affidavit) in the ordinary course of business;

     (b) outstanding and future wages, salaries, commissions, bonus payments, employee and pension benefits, contributions to pension plans (including any amounts required under applicable pension legislation or by a government authority, and any amounts required to cover transfer deficiencies in respect of terminated


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          employees), retiree benefits, vacation pay, and any retention, termination and severance payments accruing due to employees, including any such retention payments under existing arrangements or as have been agreed upon between the Applicants, or any of them and its employees, or any of them;

     (c) fees and disbursements of the Monitor, including without limitation the fees and disbursements on a solicitor and his own client basis, of any Canadian or U.S. counsel retained by the Monitor;

     (d) outstanding and future fees and disbursements of any auditor, financial advisor or other professional retained by any of the Applicants in respect of these proceedings and the Plan or, in respect of any related proceedings which may be brought in the United States of America in respect of the Applicants or their affiliates (the "U.S. Proceedings");

     (e) outstanding and future reasonable fees and disbursements, on a solicitor and his own client basis, of counsel retained by any of the Applicants and reasonable fees and disbursements, on a solicitor and his own client basis, of the special counsel retained by the members of the boards of directors of the Applicants (the "Board's Special Counsel"), in respect of these proceedings, the U.S. Proceedings, and the Plan;

     (f) the outstanding and future fees and disbursements of any Canadian or United States legal and financial advisors retained by the Noteholders' Committee to participate in these proceedings, the U.S. Proceedings or the Plan;

     (g) amounts due for goods or services actually supplied to any of the Applicants following the date of this Order;

     (h) amounts due for goods and services actually supplied to any of the Applicants prior to the date of this Order where the Applicants believe that it is desirable to do so;

     (i) outstanding and future premiums on directors' and officers' liability and other insurance;


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     (j)  amounts secured by the Administrative Charge and the D&O Charge as defined below; and

     (k) amounts necessary in the discretion of the Applicants to continue to operate and fund the segregated accounts as described in the Lazzarato Affidavit (the "Segregated Accounts").

7. THIS COURT ORDERS that the Applicants shall remit, in accordance with legal requirements, or pay:

     (a) any statutory deemed trust amounts in favour of the Crown in right of Canada or of any Province or Territory thereof or any other taxation authority in any Canadian or foreign jurisdiction which are required to be deducted from employees' wages, including, without limitation, amounts in respect of employment insurance, Canada Pension Plan, Quebec Pension Plan and income taxes;

     (b) amounts accruing and payable by the Applicants in respect of employment insurance, Canada Pension Plan, Quebec Pension Plan, workers compensation, employer health taxes and similar obligations of any Canadian or foreign jurisdiction with respect to employees; and

     (c) all goods and services or other applicable sales taxes accruing before and after the date of this Order payable by the Applicants or their customers in connection with the sale of goods and services by the Applicants to such customers.

RESTRUCTURING

8. THIS COURT ORDERS that, to facilitate the orderly restructuring of the Applicants' business, the Applicants shall have the right to:

     (a) permanently or temporarily cease, downsize or shut down any part of the Business or operations and to sell or otherwise dispose of redundant or non-material assets, provided that no sale of assets with net proceeds exceeding $10 million in any one transaction or series of connected transactions shall be


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          agreed upon and completed without leave of this Honourable Court first having been obtained;

     (b) terminate the employment of such of their employees, in accordance with existing employee arrangements, without prior notice or temporarily lay off such of their employees as they deem appropriate on such terms as may be agreed upon between the Applicants and such employee, or failing such agreement, to deal with the consequences thereof in the Plan;

     (c) subject to paragraphs 11 and 12, vacate, abandon or quit any leased premises and/or terminate or repudiate any lease and any ancillary agreements relating to any leased premises, on not less than 10 days' notice in writing to the relevant landlord on such terms as may be agreed upon between the Applicants and such landlord, or failing such agreement, to deal with the consequences thereof in the Plan;

     (d) terminate, resiliate or repudiate such of its arrangements or agreements of any nature whatsoever, including any leases of equipment, whether oral or written, as the Applicants deem appropriate and to deal with the consequences thereof in the Plan, provided that:

               (i) any termination, resiliation or repudiation of any service arrangement with AT&T Corp. or with a company which it directly or indirectly controls, alone or in common control with another (an "Affiliate") shall not be effective except upon 90 days' written notice to AT&T Corp. or such lesser period of notice as AT&T Corp. may, in writing, agree to; and

               (ii) any termination, resiliation or repudiation of any agreement or arrangement which may result in the disruption of a service to any customer or any Affiliate of a customer of AT&T Corp. or any customer or Affiliate of a customer of an Affiliate of AT&T Corp. shall not be effective except upon 90 days' written notice to AT&T Corp. or such lesser period of notice as AT&T Corp. may, in writing, agree to;


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     (e)  enter into agreements with creditors to compromise or settle claims and to negotiate terms of new, ongoing, renewed or extended relationships subject to the approval of the Plan;

     (f) continue to invest and re-invest their liquid assets in short-term securities and instruments as management of the Applicants deem appropriate; and

     (g) where the Applicants believe that it is desirable to do so, to make payments due under any lease or agreement that creates a security interest or that secures an obligation with respect to personal property, including, without limitation under any equipment lease that is a financing lease.

9. THIS COURT ORDERS that, pursuant to clause 7(3)(c) of the PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT, S.C. 2000, c.5, in the course of this restructuring, the Applicants shall disclose personal information of identifiable individuals in their possession or control to stakeholders or prospective strategic partners and to their advisors (collectively, the "Third Parties"), to the extent desirable or required to negotiate and complete the restructuring of the Applicants, provided that the persons to whom such personal information is disclosed enter into confidentiality agreements with the Applicants binding them to maintain and protect the privacy of such information and to limit the use of such information to the extent necessary to complete the restructuring then under negotiation. Upon the completion of the use of personal information for the limited purpose set out herein, the personal information shall be returned to the Applicants or destroyed. In the event that a Third Party acquires personal information as part of the restructuring, or a strategic transaction in furtherance thereof, such Third Party shall be entitled to continue to use the personal information in a manner which is in all material respects identical to the prior use of such personal information by the Applicants.

10. THIS COURT ORDERS that except as otherwise provided in this Order or further Order of this Court, the Applicants shall:

     (a) subject to paragraphs 6, 7, and 8, make no payments, whether of principal, interest thereon or otherwise, on account of amounts owing by the Applicants to any of their creditors as of the date of this Order;


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     (b)  not borrow any money or grant any mortgage, charge, security interest, hypothec, lien or other encumbrance over any of their present or future Property provided that the Applicants shall be entitled to grant security interests over equipment purchased or leased during the Stay Period in order to secure the obligation to pay the purchase price of the equipment or to re-pay money borrowed to purchase the equipment; and

     (c) make no payments to shareholders, in their capacity as shareholders, of any of the Applicants.

11. THIS COURT ORDERS that the Applicants shall provide each of the relevant landlords with notice of the Applicants' intention to remove any fixtures from any leased location closed and abandoned by the Applicants at least 10 days prior to the date of the intended removal. The relevant landlord shall be entitled to have a representative present in the leased location to observe such removal and, if the landlord disputes the Applicants' entitlement to remove any such fixture under the provisions of the lease, such fixture shall remain on the premises and shall be dealt with as agreed between any applicable secured creditors, such landlord and the Applicants, or by further Order of the Court upon application by the Applicants on at least 2 days' notice to such landlord and any such secured creditor. If the Applicants have otherwise vacated any such leased location, it shall not be considered to be in occupation thereof pending resolution of any such dispute.

12. THIS COURT ORDERS that, if a leased location is quit, vacated or abandoned or if a lease is terminated, repudiated or resiliated by the Applicants, the relevant landlord shall be entitled to take possession of any such leased location without waiver of or prejudice to any claims or rights such landlord may have against the Applicants in respect of the quitting, vacating or abandonment of such leased location or the termination, repudiation or resiliation of such lease, as the case may be, and such landlord shall be entitled to notify the Applicants of the basis on which it is taking possession and to gain possession of and re-lease such leased location to any third party or parties on such terms as such landlord considers advisable, provided that nothing herein shall relieve such landlord of its obligation to mitigate any damages claimed in connection therewith.


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THE STAY

STAY OF PROCEEDINGS

13. THIS COURT ORDERS that effective from 12:00 a.m. on the date hereof until 11:59 p.m. on November 14, 2002, or such later date as the Court may order or during the period of any extension granted by further order of this Court (the "Stay Period"), no suit, action, enforcement process, extra-judicial proceeding or other proceeding of any kind (the "Proceeding") against the Applicants or any Property, including any and all present and future property, whether real or personal, wheresoever located, and whether held by the Applicants in whole or in part, directly or indirectly, as principal or nominee, beneficially or otherwise shall be commenced and any and all Proceedings against the Applicants or the Property already commenced be and are hereby stayed and suspended. For greater certainty, the stay of proceedings provided for in this Order shall not affect (i) labour arbitrations pursuant to collective agreements between the Applicants and any of their employees and (ii) regulatory proceedings before the Canadian Radio-Television and Telecommunications Commission.

EXERCISE OF RIGHTS OR REMEDIES

14. THIS COURT ORDERS that during the Stay Period, the right of any person, firm, corporation, governmental, municipal or regulatory authority or other entity to file financing statements, perfect or improve security, make demand, assert, enforce or exercise any right (including, without limitation, rights under subsection 224(1.2) of the INCOME TAX ACT (Canada) or its provincial equivalents), any right to release computer software or object code from escrow, any right of dilution, registration, attornment, encumbrance, buy-out, divestiture, repudiation, rescission, forced sale, acceleration, repossession, distress, conversion, possession, termination, suspension, modification or cancellation or right to revoke any qualification or registration, or any right of set off, except to the extent permitted by section 18.1 of the CCAA, option or remedy arising by law (including, without limitation, the registration or enforcement of any lien), by virtue of any agreement, right which would be capable of being exercised (but for the making of this Order) or by any other means (a) against or in respect of the Applicants (including, without limitation, its board of directors), the Business or the Property; or (b) as a result of any default or non-performance by the Applicants of any covenant, the making or filing of these proceedings or any allegation or admission contained in these proceedings, be and is hereby restrained.


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NON-INTERFERENCE WITH RIGHTS

15. THIS COURT ORDERS that during the Stay Period, no person, firm, corporation, governmental, municipal or regulatory authority, or other entity shall, without leave of this court, discontinue, fail to renew on reasonable terms, alter, interfere with (by delay or otherwise) or terminate any arrangement, (including, without limitation, any hosting centre, points of presence, co-location, peer, website, cable access or other arrangements), agreement, any right, indefeasible right to use fibre optic cable, interest, contract, licence, permit or permission or violate any non-solicitation agreement, non-competition agreement or other restrictive covenant contained in any agreement including, without limitation, any shareholder agreement (a) in favour of or held by the Applicants or any of them or in respect of the Property; or (b) as a result of any default or non-performance by the Applicants of any covenant, the making or filing of these proceedings or any allegation or admission contained in these proceedings. During the Stay Period, all persons with control over any locations or premises where any of the Property is located, including, without limitation, internet co-location sites, shall provide the Applicants with unfettered access to the Property during normal business hours or other agreed-upon times.

CONTINUATION OF SERVICES

16. THIS COURT ORDERS that during the Stay Period, all persons, firms, corporations, governmental, municipal or regulatory authorities, or other entities having written or oral agreements with the Applicants and any of their subsidiaries or statutory or regulatory mandates for the supply of goods and/or services, including without limiting the generality of the foregoing, all suppliers of computer hardware and software, electronics, telecommunications-related services and infrastructure, communication and other data services, rights of way, points of presence, co-location arrangements, maintenance, operation and installation services, access, peering, internet connections, access to fibre optic or other cable and computer equipment, servers and switches, banking services, stock exchange listing services, payroll servicing, insurance, including directors' and officers' insurance, transportation services, gas, heat, electricity, water, telephone, utility or other required services, by or to the Applicants, their subsidiaries or any of their respective property are hereby restrained until further order of this Court from discontinuing, failing to renew on reasonable terms, altering, changing telephone


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numbers, access codes or passwords, requesting deposits or other security interfering with or terminating the supply of such goods or services so long as the normal prices or charges for such goods and services received after the date of this Order are paid in accordance with present payment practices, or as may be hereafter negotiated from time to time.

17. THIS COURT ORDERS the term of any right, obligation, contract, license, time period or limitation periods relating to the Applicants, the Property or the Business that expires or terminates with the passage of time or for any reason whatsoever during the Stay Period (other than the term of a lease to real property) is extended by a period equal to the duration of the Stay Period; for greater certainty, if any of the Applicants becomes bankrupt or a receiver is appointed in respect of any of them within the meaning of subsection 243(2) of the BANKRUPTCY AND INSOLVENCY ACT, R.S.C. 1985, c. B-3, as amended (the "BIA"), the Stay Period shall not be counted in determining the 30-day period referred to in section 81.1 of the BIA or the 15-day period referred to in section 81.2 of the BIA.

18. THIS COURT ORDERS that during the Stay Period no action may be commenced or continued against any of the members of the boards of directors or officers of the Applicants with respect to any claim against such directors or officers that arose before or after the date hereof and that relates to any obligations of the Applicants whereby the directors or officers are alleged under any law to be liable in their capacity as directors or officers for the payment or performance of such obligations.

19. THIS COURT ORDERS that the Applicants shall be entitled to exercise any rights of set-off and claim any allowances or benefits which they are entitled to claim against amounts payable by the Applicants to any person, including, without limitation, amounts payable to any supplier of goods or services or any landlord of premises leased or occupied by the Applicants and including rights arising in connection with any agreements or arrangements with any supplier.


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DIRECTORS' AND OFFICERS' INDEMNIFICATION AND CHARGE

20. THIS COURT ORDERS that, in this Order a "Claim" shall mean all civil, criminal, administrative or investigative or other proceeding of any nature or kind in which the director or officer is involved because of his or her association with an Applicant or any other entity in respect of which the director or officer was specifically requested by an Applicant to serve as a duly appointed directed or officer or similar position of such other entity and such service was part of the duties regularly assigned to the director or officer by the respective Applicant, and that in addition to any existing indemnity, statutory, contractual or otherwise, the Applicants shall hereby indemnify the members of their respective boards of directors and their officers from:

     (a) all costs, charges, expenses, losses, damages, fees (including legal fees on a solicitor and client basis, professional or advisory fees or disbursements) liabilities, amounts paid to settle or dispose of any Claim or satisfy any judgment, fines, penalties or liabilities, without limitation, and whether incurred alone or jointly with others, including any amounts which such director or officer may reasonably suffer, sustain, incur or be required to pay in respect of the investigation, settlement or appeal of or preparation for any Claim or in connection with any action to establish a right to indemnification (all of the foregoing types of losses are collectively referred to as the "Losses"), provided that the director or officer (i) acted honestly and in good faith with a view to the bests interests of the relevant Applicant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the director or officer had reasonable grounds for believing his or her conduct was lawful; and

     (b) all Losses relating to the failure of the Applicants, or any of them, or any such directors or officers to at any time make payments of the nature referred to in paragraph 7 of this Order or to pay amounts in respect of employee entitlements to wages, vacation pay, termination or severance pay and benefits or to give notice of termination of employment to employees or governmental agencies or to comply with other obligations imposed by legislation in regard to termination of employees' employment which they sustain or incur by reason of or in relation to


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          their respective capacities as directors and officers of the
          Applicants except to the extent that, with respect to any officer or director, such officer or director has actively participated in the breach of any related fiduciary duties or has been grossly negligent or guilty of wilful misconduct, provided that this paragraph shall not constitute a contract of insurance and shall not constitute other valid or collectible insurance as such term may be used in any existing policy of insurance issued in favour of any of the Applicants or any of its officers or directors.

21. THIS COURT ORDERS that the directors and officers of the Applicants shall be entitled to the benefit of and are hereby granted a charge (the "D&O Charge") on all present and future Property of the Applicants, as security for the indemnity provided in the Canada Business Corporations Act and the Nova Scotia Companies' Act, any contract between any of the Applicants and their respective directors and officers and the indemnities provided in the immediately preceding paragraph of this Order provided that the D&O Charge shall only apply to the extent that any Claim or Claims as may be advanced by any of the directors and officers of the Applicants is not otherwise covered and paid under, or within the coverage limits of, the provisions of any applicable directors' and officers' insurance policies. Upon any officer or director of the Applicants receiving a Claim in respect of which they seek indemnity (the "Respondent Directors"), they shall provide notice to the insurer from whom such indemnity is sought. If the applicable insurer fails to confirm within 21 days of the delivery of notice of such Claim that the insurer will indemnify the Respondent Directors against the Claim, subject to payment of any deductible as may be required under the applicable policy, then, without prejudice to the subrogation rights hereinafter referred to, the Applicants shall, upon receipt of Court approval, pay the amount of the Claim as it becomes payable by the Respondent Directors and, failing such payment, the Respondent Directors shall be entitled to enforce the D&O Charge. The Respondent Directors shall reimburse the Applicants to the extent that they subsequently receive insurance proceeds in respect of a Claim which has previously been paid by the Applicants and in such a case the Applicants shall be subrogated to the rights of the Respondent Directors to pursue recovery of payment from the applicable insurer as if no such payment by the Applicants had been made.


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APPOINTMENT OF MONITOR

22. THIS COURT ORDERS that KPMG Inc. be and is hereby appointed pursuant to the CCAA as the Monitor, an officer of the Court, to monitor the Property and Business and the Applicants' conduct of the businesses and affairs of the Applicants with the powers and obligations set out in the CCAA and as hereinafter set forth and that the Applicants and their shareholders, officers, directors, advisors, employees, servants, agents and representatives shall co-operate fully with the Monitor in the exercise of its power and discharge of its obligations, including providing the Monitor with access to the Applicants' books, records, assets and premises as the Monitor reasonably requires.

23. THIS COURT ORDERS that the Monitor, in addition to its prescribed rights and obligations under the CCAA, is hereby directed and empowered to:

     (a) deliver to the Applicants and their counsel and file with this Honourable Court, upon service to the Service List maintained in connection with this Application, from time to time, reports as to the status of the Applicants' efforts to restructure their Businesses and as to the progress of the US Proceedings;

     (b) assist the Applicants in their preparation of the Applicants' cash flow statements or such other financial reports as the Applicants may request;

     (c) assist the Applicants in their development of the Plan and any amendments to the Plan;

     (d) assist the Applicants, to the extent required by the Applicants, with respect to the holding and administering of meetings to consider and vote on the Plan;

     (e) have full and complete access to the books, records and management, employees and advisors of the Applicants and to the Property to the extent required to perform its duties;

     (f) engage Canadian and U.S. legal counsel and, with the prior consent of the Applicants or leave of this Honourable Court, other agents and advisors (including other members of KPMG Inc. and entities affiliated with KPMG Inc.)


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          to the extent it considers necessary to advise and assist it in the exercise of its powers and the discharge of its obligations;

     (g) be at liberty and is hereby authorized to apply to any other court in any other jurisdiction, whether in Canada or elsewhere, for an order recognizing this proceeding, including acting as foreign representative of the Applicants. All courts of all other jurisdictions are hereby respectfully requested to make such orders and provide such other aid and assistance to the Monitor, as an officer of this Court, as they may deem necessary or appropriate in furtherance of this order, and it is specifically requested that the United States Bankruptcy Court for the Southern District of New York recognize the within proceedings for the purposes of Section 304 of the U.S. BANKRUPTCY CODE and recognize KPMG Inc. in its capacity as Monitor as a foreign representative for the purposes of that section; and

     (h) perform such other duties as are required by this Order or by this Court from time to time.

24. THIS COURT ORDERS that the Monitor shall provide any creditor of the Applicants, including those involved in the US Proceedings, with information provided by the Applicants in response to reasonable requests for information made in writing by such creditor addressed to the Monitor. The Monitor shall not have any responsibility or liability with respect to the information disseminated by it pursuant to this paragraph. In the case of information that the Monitor has been advised in writing by any of the Applicants is confidential, proprietary, sensitive or competitive, the Monitor shall not provide such information to any creditor unless otherwise directed by this Court.

25. THIS COURT ORDERS that the Monitor, Canadian and U.S. counsel to the Monitor, the Board's Special Counsel, Canadian and U.S. counsel and financial advisors to the Applicants and Canadian and U.S. counsel and financial advisors to the Noteholders' Committee shall be paid their reasonable fees and disbursements (in the case of the Monitor, on the basis of a chartered accountant and its own client and, in the case of such counsel on a solicitor and his own client basis) by the Applicants as part of the costs of these proceedings. The Applicants are hereby authorized and directed to pay such accounts on a bi-weekly basis.

26. THIS COURT ORDERS that the Monitor, its Canadian and U.S. counsel, the Board's Special Counsel, Canadian and U.S. counsel and financial advisors to the Applicants and Canadian and U.S. counsel and financial advisors to the Noteholders' Committee, as security for their fees and disbursements incurred both before and after the making of this Order, shall be entitled to a first ranking fixed lien and charge against all present and future Property (the "Administrative Charge").

27. THIS COURT ORDERS that, in addition to the rights and protections afforded to the Monitor under the CCAA or as an officer of the Court, the Monitor shall incur no liability or obligation as a result of its appointment or the fulfilment of its duties in the carrying out of the provisions of this Order, including, without limitation, actions taken by the Monitor in its capacity as foreign representative of the Applicants, save and except for gross negligence or wilful misconduct on its part, and no action or other proceeding shall be commenced against the Monitor or KPMG Inc. as a result of or relating in any way to its appointment as Monitor or foreign representative, the attempted fulfilment of its duties as Monitor or foreign representative, or the carrying out of any of the Orders of this Court, except with prior leave of this Court and upon further order securing, as security for costs, the solicitor and his own client costs of the KPMG Inc. in connection with any such action or proceeding and provided further that the liability of KPMG Inc. hereunder shall not in any event exceed the quantum of the fees and disbursements paid to it or incurred by it in connection with this proceeding. The related KPMG entities referred to in subparagraph 23(f) of this Order shall also be entitled to the protections, benefits and privileges of this paragraph, MUTATIS MUTANDIS.

28. THIS COURT ORDERS that the Monitor shall not take ownership or possession of any Property, or control or manage the Business or affairs of the Applicants and that it shall not be considered to be an owner or in possession, control or management of any Property or of the Business and affairs of the Applicants for any purpose, including without limitation any legislation enacted for the protection of the environment, health or safety or any other statute, regulation or rule of law or equity.

29. THIS COURT ORDERS that the appointment of the Monitor shall not constitute the Monitor an employer or a successor employer or payor for any purpose whatsoever, including without limitation pensions or benefits, any legislation governing employment or labour standards or pension benefits or health and safety or any other statute, regulation or rule of law or equity, including, without limiting the generality of the foregoing, the CANADA LABOUR CODE and the PENSION BENEFITS STANDARDS ACT, 1985.

30. THIS COURT ORDERS that nothing in this Order shall vest in the Monitor the care, ownership, control, charge, occupation, possession or management (separately and/or collectively, "Possession"), or require or obligate the Monitor to occupy, or to take Possession of Property which may be environmentally contaminated or be a pollutant or a contaminant or cause or contribute to a spill, discharge, release or deposit of a substance contrary to any legislation enacted for the protection or preservation of the environment including, without limitation, the CANADIAN ENVIRONMENTAL PROTECTION ACT, the TRANSPORTATION OF DANGEROUS GOODS ACT, the ENVIRONMENTAL PROTECTION ACT (Ontario), the EMERGENCY PLANS ACT (1983) (Ontario), the ONTARIO WATER RESOURCES ACT, the OCCUPATIONAL HEALTH AND SAFETY ACT (Ontario) or the regulations thereunder, or any federal or provincial legislation, or rule of law or equity in any jurisdiction affecting the environment or the transportation of goods (collectively, "Environmental Laws" or "Environmental Liabilities"). For greater certainty, the Monitor shall not be deemed as a result of this Order to be in Possession of any Property within the meaning of any Environmental Laws.

CHARGES

31. THIS COURT ORDERS that the holders of the D&O Charge and the Administrative Charge (collectively the "Charges") shall not be required to file, register, record or perfect their respective Charges, which shall be valid and enforceable for all purposes, including as against any right, title or interest filed, registered, recorded or perfected prior to or subsequent to the Charges coming in to existence notwithstanding any such failure to file, register, record or perfect any such Charge.

32. THIS COURT ORDERS that the priorities of the Administrative Charge and the D&O Charge shall be in the following order:

     (a)  the Administrative Charge; and

     (b)  the D&O Charge.

33. THIS COURT ORDERS that the Charges have priority over all other charges, liens and security interests of any kind in or against any of the Property of the Applicants, provided that it no circumstances shall the creation of such charges impair the timely distribution of any consideration paid under the Plan and shall be immediately discharged upon the coming into force of full and final releases in favour of the holders of such Charges, in accordance with the Plan.

34. THIS COURT ORDERS that the trust created by a Trust Indenture dated August 8 , 2002 (the "D&O Trust") and the transfer of property to the D&O Trust by the Applicants are hereby approved for all purposes and the provisions of paragraphs 36, 38 and 39 of this Order apply to the D&O Trust MUTATIS MUTANDIS.

35. THIS COURT ORDERS that the creation of the Segregated Accounts and the transfer of money to the Segregated Accounts are hereby approved for all purposes and the provisions of paragraphs 36, 38 and 39 of this Order apply to the Segregated Accounts MUTATIS MUTANDIS.

36.  THIS COURT ORDERS that, despite:

     (a)  the pendency of this proceeding;

     (b) the pendency of any petition for a receiving order or any receiving order issued under the BIA after the date of this Order, or any assignment under the BIA being made or deemed to have been made; and

     (c)  the provisions of any federal or provincial statute;

the Charges will not be void or voidable to or by a trustee-in-bankruptcy of the Applicants, creditors, shareholders or any other claimants.

37. THIS COURT ORDERS that none of the beneficiaries of the Charges shall be required to file, register, record or perfect the Charges and each of the Charges shall be valid and enforceable as against all existing or after-acquired Property for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the Charges coming into existence, despite any failure to file, register, record or perfect the Charges. Despite anything in this Order, the beneficiaries of the Charges may take such steps as they deem necessary or appropriate to register, record or perfect the Charges if they deem it advisable to do so.

38. THIS COURT ORDERS that the creation of the Charges and any payments made by the Applicants, and any agreements, instruments or other documents delivered pursuant to this Order do not constitute fraudulent preferences, fraudulent conveyances, oppressive conduct, settlements or other challengeable or reviewable transactions under any applicable law.

39. THIS COURT ORDERS that Charges shall not be invalid or ineffective by reason of any negative covenants, prohibitions or other similar provisions with respect to incurring debt or the creation of liens or security contained in any agreement to which the Applicants are party, and, despite any provision to the contrary in such agreements:

     (a) none of the Charges and the execution, delivery, perfection or registration of any agreements, instruments or other documents delivered pursuant thereto shall create or be deemed to constitute a breach by the Applicants of any agreement to which they are party; and

     (b) no person shall have any liability to any other person whatsoever as a result of any breach of any agreement caused by or resulting from the creation of the Charges or the execution, delivery or registration of any agreements, instrument or other documents delivered pursuant thereto.

SERVICE AND NOTICE

40. THIS COURT ORDERS that the Applicants are authorized to serve this Order, any other orders in these proceedings, all other proceedings, the Plan, any notices of meetings and all other notices, and to deliver any letters to creditors, information circulars, proofs of claim, proxies and disallowances of claims, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or electronic transmission to the Applicants' creditors at their respective addresses as last shown on the records of the Applicants and that any such service or notice by courier, personal delivery or electronic transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the third business day after mailing.

41. THIS COURT ORDERS that, pursuant to section 11(5) of the CCAA, the Monitor must only send a copy of this Initial Order to every known creditor that the Applicants intend to compromise as part of the Plan, as part of the distribution of Notices of Claim pursuant to a claims procedure proposed by the Applicants.

MISCELLANEOUS

42. THIS COURT ORDERS that the Applicants or the Monitor may, from time to time, apply to this Court for advice and direction as to the discharge or variation of their respective powers and duties hereunder or in respect of the proper execution of this Order.

43. THIS COURT ORDERS that, notwithstanding any other provision of this Order, any interested person may apply to this Court to vary or rescind this order or seek other relief upon 7 days' notice to the Applicants and the Monitor and to any other party likely to be affected by the order sought or upon such other notice, if any, as this Court may order.

44. THIS COURT ORDERS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to Section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this Order.

                                             [ILLEGIBLE SIGNATURE]
                                             ---------------------
                                             Registrar

ENTERED AT/INSCRIT A TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO.
OCT 23 2002
PER/PAR: [ILLEGIBLE SIGNATURE]

                                                       Court File No: 02-CL-4715

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985,
c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.

--------------------------------------------------------------------------------

                                    ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

                         Proceeding commenced at Toronto

================================================================================

                                      ORDER

================================================================================


         OSLER, HOSKIN & HARCOURT LLP
         Box 50, 1 First Canadian Place
         Toronto, Ontario, Canada  M5X 1B8

         Lyndon A.J. Barnes
         Tel: (416) 862-6679
         Federick L. Myers
         Tel: (416) 862-6757
         Fax: (416) 862-6666

         Solicitors for the Applicants

                                                                      F. 1029193